Exhibit 1

FOR IMMEDIATE RELEASE

VUANCE Reports Year-End and Fourth Quarter Results for Fiscal 2010

Company Returns to Profitability in 4Q 2010

QADIMA, Israel – March 31, 2011 – VUANCE Ltd. (VUNCF), a leading provider of Wireless Identification Solutions, completed its unaudited condensed financial statements for the fourth quarter and full-year period ending December 31, 2010.

The Company has focused its R&D, and marketing efforts on its core competencies, which include Active RFID technology, PureRFid Suite, Wireless Identification solutions, while continue to perform its exiting multi year's contracts, such as its contracts to provide national biometric multi-ID issuing and control system, airport boarder control system,  and airport security system.

“This was a quarter of progress for Vuance, as we divested ancillary assets, refocused the enterprise on our core competencies and returned to profitability,” commented Tsviya Trabelsi, Chairman of the Board of Vuance. “We are optimistic of our ability to build on this progress within one of the most dynamic industries in the world, as we focus on delivering value for our customers, employees and shareholders.”

Fourth Quarter 2010 Selected Unaudited Financial Results

Revenues from continuing operations for the fourth quarter ended December 31, 2010 increased 14% to $1.9 million compared to $1.6 million in the fourth quarter of 2009. The year-over-year increase was largely driven by changes in the demand for ID documents in a European country.

Gross profit from continuing operations increased 23% to $1.3 million for the fourth quarter compared to $1.0 million for the fourth quarter of 2009, Gross profit margin for the fourth quarter was 67% compared to 62% in the fourth quarter of 2009. The increase in gross profit margins was attributed to changes in the Company’s mix of revenues.

Total operating expenses from continuing operations for the fourth quarter of 2010 were $1.0 million, compared to $1.9 million for the fourth quarter of 2009. The quarter-over-quarter decrease was mainly due to a decrease in general and administrative expenses and other income recorded in the present quarter associated partially with the selling of the Hong Kong subsidiary and other restructuring and cost cutting process that commenced in the fourth quarter of 2010.

The Company reported an operating income from continuing operations for the fourth quarter of $288,000 compared to an operating loss from continuing operations of $915,000 in the fourth quarter of 2009. The year-over-year transfer from operating loss to operating income was largely driven by the increase in revenues and the decrease in operating expenses, as described above.

Net income for the fourth quarter was $62,000, or $0.01 per basic and diluted share (based on 7.3 million weighted average shares used in computing basic income per share and 8.0 million weighted average shares used in computing diluted income per share) compared to a net loss of $2.8 million, or $(0.50) per basic and diluted share (based on 5.7 million weighted average shares) in the fourth quarter of 2009.

“A return to profitability, albeit a small profit, was a key milestone for Vuance,” Mrs. Trabelsi added. “In comparison to last year, during the fourth quarter, we successfully grew revenues from continuing operations, expanded our gross profit margin and significantly reduced our operating expenses by starting to implement our restructuring plan. This effort positions us well to complete our financial strengthen process, putting us on the right path to achieve our business goal to become a global key player in the rapidly growing Wireless Solution Provider Arena."

Year Ended 2010 Selected Unaudited Financial Results

Revenues from continuing operations for the year ended December 31, 2010 decreased 20.6% to $7.4 million compared to $9.3 million for 2009. The year-over-year decrease was largely driven by a completion of large airport control system in a European country.

Gross profit from continuing operations decreased 10% to $5.3 million for 2010 compared to $5.9 million for the prior-year. Gross profit margin for the year 2010 was 72% compared to 64% in 2009. The increase in gross profit margin attributed to changes in the Company’s mix of revenues.

Total operating expenses from continuing operations for the year of 2010 were $6.4 million, compared to $7.8 million for 2009. The year-over-year decrease was mainly due to a decrease in other income recorded in the present year associated partially with the selling of the Company's Hong Kong subsidiary, restructuring and cost cutting processes that commenced in the fourth quarter of 2010, decrease in R&D employees related stock compensation accounted for in 2009 and decrease in sales and marketing expenses associated with the decrease in revenues.

The Company reported an operating loss from continuing operations for the year of $1.0 million compared to an operating loss from continuing operations of $1.9 million last year. The year-over-year decrease in the operation loss was largely driven by the increase in gross margin and the decrease in operating expenses, as described above.

Net loss for the year was $2.0 million, or $(0.32) per basic and diluted share (based on 6.2 million weighted average shares used in computing basic and diluted loss per share) compared to a net loss of $5.1 million, or $(0.92) per basic and diluted share (based on 5.5 million weighted average shares) in the year-ago.

The Company's unaudited condensed financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations.  Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  The reported unaudited condensed financial statements are in accordance with generally accepted accounting principles, or GAAP.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is completed on our year-end financial statements, which could result in significant differences from this unaudited financial information.  The Company expects to publish its full 2010 audited financial results as well as its 2010 annual results, together with the filing of its annual report on Form 20-F with the Securities and Exchange Commission, in April 2011.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2010

	Dec-31	Dec-31
	2010	2009
	Unaudited	Audited
	U.S. dollars in thousands (except per share data)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	197	656
Restricted cash deposits	130	330
Trade receivables, net	752	857
Other accounts receivable and prepaid expenses	388	315
Inventories, net	197	82
Assets attributed to discontinued operations	-	1,996
Total current assets	1,664	4,236

SEVERANCE PAY FUND	234	283

PROPERTY AND EQUIPMENT, NET	110	157

OTHER ASSETS, NET	-	6

Total assets	2,008	4,682

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2010

	Dec-31	Dec-31
	2010	2009
	Unaudited	Audited
	U.S. dollars in thousands (except per share data)
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Trade payables	973	982
Employees and payroll accruals	151	462
Advances from customer	1,010	37
Accrued expenses and other liabilities	2,244	2,822
Convertible bonds	122	430
Liabilities attributed to discontinued operations	-	1,599
Total current liabilities	4,500	6,332

LONG-TERM LIABILITIES:
Convertible bonds	2,866	2,624
Long-term loan and others	2,259	1,693
Accrued severance pay	254	304
Total long-term liabilities	5,379	4,621

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares	113	89
Additional paid-in capital	41,360	41,019
Accumulated deficit	(49,344)	(47,379)
Total shareholders' equity (deficit)	(7,871)	(6,271)

Total liabilities and shareholders' equity (deficit)	2,008	4,682

VUANCE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2010

	12 months ended		3 months ended
	Dec-31		Dec-31
	2010	2009	2010	2009
	Unaudited	Audited	Unaudited	Unaudited
	U.S. dollars in thousands, except share data

REVENUES	7,389	9,304	1,883	1,646
COST OF REVENUES	2,057	3,365	616	620

GROSS PROFIT	5,332	5,939	1,267	1,026

OPERATING EXPENSES:
Research and development	386	898	78	250
Selling and marketing	4,405	5,131	996	1,000
General and administrative	1,985	1,648	301	561
Other (income) expenses	(396)	130	(396)	130
Total operating expenses	6,380	7,807	979	1,941

OPERATING (LOSS) INCOME	(1,048)	(1,868)	288	(915)

FINANCIAL EXPENSES, NET	(678)	(620)	(199)	(227)

INCOME (LOSS) BEFORE TAXES ON INCOME	(1,726)	(2,488)	89	(1,142)

TAXES ON INCOME	(50)	(71)	(13)	(47)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(1,776)	(2,559)	76	(1,189)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(189)	(2,526)	(14)	(1,650)

NET INCOME (LOSS) FOR THE PERIOD	(1,965)	(5,085)	62	(2,839)

INCOME (LOSS) PER SHARE FROM CONTINUING OPERATIONS:
Basic	(0.29)	(0.46)	0.01	(0.21)
Diluted	(0.29)	(0.46)	0.01	(0.21)

LOSS PER SHARE FROM DISCONTINUED OPERATIONS:
Basic	(0.03)	(0.46)	(0.00)	(0.29)
Diluted	(0.03)	(0.46)	(0.00)	(0.29)

NET INCOME (LOSS) PER SHARE:
Basic	(0.32)	(0.92)	0.01	(0.50)
Diluted	(0.32)	(0.92)	0.01	(0.50)

Weighted average number of ordinary shares used in computing basic profit (loss) per share	6,177,862	5,511,948	7,277,152	5,685,972

Weighted average number of ordinary shares used in computing diluted profit (loss) per share	6,177,862	5,511,948	7,955,857	5,685,972